Writer's Direct Dial: (212) 225-2758

E-Mail: jjuantorena@cgsh.com

March 1, 2006

VIA FACSIMILE AND EDGAR TRANSMISSION Mr. John Cash Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549
Re:	The ICA Corporation Form 20-F/A (File # 1-11080)

Dear Mr. Cash:

By letter dated January 12, 2006, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 20-F/A (the “20-F/A”) filed on July 28, 2005 of The ICA Corporation (the “Company”) and to the response letter dated November 16, 2005 submitted by the Company in response to the Staff’s comment letter of September 12, 2005. The Company is submitting via EDGAR responses to the Staff’s comments.

For your convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments.

Form 20-F for the Year ended December 31, 2004

Item 15. Controls and Procedures, page 91

1.

We note your response to our prior comment one. Please confirm for us that your future filings will disclose, if true, that your officers concluded that your disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in reports filed under the Exchange Act was recorded, processed, summarized and reported as and when required and that your disclosure controls and procedures were effective for the purpose of ensuring that

Mr. John Cash, p.2

material information required to be in your report is made known to management and others, as appropriate, to allow for timely decisions regarding required disclosures.

Response:

The Company confirms that in its next filing on Form 20-F for the fiscal year ended December 31, 2005 it will disclose, if true, that its officers concluded that its disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in reports filed the Exchange Act was recorded, processed, summarized and reported as and when required and that its disclosure controls and procedures were effective for the purpose of ensuring that material information required to be in its report is made known to management and others, as appropriate, to allow for timely decisions regarding required disclosures.

Note 30. Differences Between Accounting Principles Generally Accepted in Mexico and the United States of America, page F-56

2.

We note your response to our prior comment seven. However, it remains unclear to us whether you have identified the US dollar as your functional currency under U.S. GAAP. With reference to paragraph 5 and Appendix A of SFAS 52, please supplementally provide us with your analysis. If you concluded that the functional currency was the U.S. Dollar for US GAAP purposes, more clearly tell us your basis for not identifying and quantifying this U.S. versus Mexican GAAP difference.

Response:

The Company does not believe it is required to identify or measure its operations in its functional currency as required by paragraph 5 and Appendix A of SFAS 52, or Rule 3-20(d), since it prepares its financial statements under Mexican GAAP, which comprehensively includes the effects of price level changes in its primary financial statements using the historical cost/constant currency approach. The accommodation in Item 17(c)(2)(iv)(A) of Form 20-F does not require foreign registrants such as the Company that prepare comprehensive price-level adjusted financial statements to reconcile the effects of price level changes to U.S. GAAP.

Notwithstanding the SEC accommodation, the Company performed an analysis to determine the functional currency of each of its material operations included in its consolidated financial statements for the year ended December 31, 2004. The analysis is attached to this letter as Appendix A, “Analysis of the Functional Currency for ICA”.

The results of this analysis indicate that the functional currency is not the local currency for the operations of Constructora Internacional de Infraestructura, S.A de C.V, a significant subsidiary involved in the construction a large infrastructure hydroelectric project, and ICA Fluor Daniel, S. de R.L., a significant industrial construction subsidiary. In each of these cases, the U.S. dollar was determined to be the functional currency. These two subsidiaries, together, represent approximately

Mr. John Cash, p.3

53% of the Company’s total consolidated revenues in 2004 and 42% of the Company’s total consolidated assets at December 31, 2004.

Although because of the accommodation from the SEC, the Company is not required to identify its functional currency for purposes of quantifying differences in the reconciliation from US GAAP to Mexican GAAP, it has identified the functional currency of each of its subsidiaries to identify any potential embedded derivatives under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. The analysis performed by the Company did not identify the existence of any such embedded derivatives or any additional accounting impact as a result of its functional currency analysis.

Effective January 1, 2005, the Company adopted the provisions of new Mexican Bulletin C-10 “Instrumentos Financieros Derivados y Operaciones de Cobertura” (Derivative Instruments and Hedging Activities) (“C-10”). The provisions of Bulletin C-10 are similar to those of SFAS No. 133, and therefore a detailed analysis related to the functional currency and the potential existence of embedded derivatives for purposes of Mexican GAAP will be performed by the Company for the year ended December 31, 2005, in addition to the procedures already performed by the Company for purposes of U.S. GAAP.

*       **

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 225-2758.

Sincerely,

/s/ Jorge U. Juantorena

Jorge U. Juantorena

cc:	Patricia Armelin

Jeanne Baker

Securities and Exchange Commission

Dr. Jose Luis Guerrero

Quirico Seriño

Bernardo Casas

The ICA Corporation

William Biese

Rachel Gajdzik

Arturo Vargas

Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu

Appendix A

Analysis of the Functional Currency for ICA [1]
Subsidiary- segment:	Civil Construction segment [2]	CIISA	ICA FD [3]	Rodio y Kronsa [4]	Housing	I.O. [5]	ICA Pánama S.A.	EMICA
Primary economic environment	México	México	México	Spain	México	México	Panama	México
Local currency	PESO	PESO	PESO	EURO	PESO	PESO	DÓLLAR	PESO

Cash flow indicators:
1. Functional currency—Cash flows related to the foreign entity’s individual assets and liabilities are primarily in the foreign currency and do not directly impact the parent company’s cash flows.	YES	YES	Dollars and pesos. No direct impact on parent company's cash flow	YES	YES	YES	YES	YES

2. Parent's Currency—Cash flows related to the foreign entity's individual assets and liabilities directly impact the parent's cash flows on a current basis and are readily available for remittance to the parent company.

	NO	NO	NO	NO	NO	NO	NO	N/A
Sales price indicators:

3. Foreign Currency—Sales prices for the foreign entity's products are not primarily responsive on a short-term basis to changes in exchange rates but are determined more by local competition or local government regulation.

	YES	YES	YES	YES	YES	YES	YES	N/A

4. Parent's Currency—Sales prices for the foreign entity's products are primarily responsive on a short-term basis to changes in exchange rates; for example, sales prices are determined more by worldwide competition or by international prices.

	NO	NO	Some impact on contracts denominated in dollars	NO	NO	NO	NO	N/A
Sales market indicators:
5. Foreign Currency—There is an active local sales market for the foreign entity's products, although there also might be significant amounts of exports.	YES	YES	YES	YES	YES	YES	YES	YES
6. Parent's Currency—The sales market is mostly in the parent's country or sales contracts are denominated in the parent's currency.	NO	NO	Most contracts denominated in dollars	NO	NO	NO	NO	NO

_________________________

1

In applying the economic factors referred to in Annex A of SFAS 52, it should be noted that Empresas ICA, S.A. de C.V. is a Mexican company whose principal business is conducted in Mexico. The local currency and the reporting currency is the Mexican peso.

2

Represents the Civil Construction segment, after excluding Constructora Internacional de Infraestructura, S.A. de C.V. (“CIISA”), which is shown separately given its materiality. CIISA is the subsidiary involved in the construction of the El Cajon hydroelectric project.

3	ICA Fluor Daniel S. de R.L. de C.V. is the Company’s principal industrial construction subsidiary.
4	Represents the CPC-Rodio segment, excluding the Argentine subsidiary CPC, whose results are not material to the segment.
5	Represents the Infrastructure Operations segment, excluding the Panamanian subsidiary ICA Panama, which operates the Corredor Sur concessioned highway in Panama. ICA Panama is shown separately due to its materiality and the fact that it operates in a different economic environment than the other subsidiaries in the Infrastructure Operations segment.

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Expense indicators:
7. Foreign Currency—Labor, materials, and other costs for the foreign entity's products or services are primarily local costs, even though there also might be imports from other countries.	YES	NO	NO	YES	YES	YES	YES	YES

8. Parent's Currency—Labor, materials, and other costs for the foreign entity's products or services, on a continuing basis, are primarily costs for components obtained from the country in which the parent company is located

	NO	Primarily in dollars	Primarily in dollars	NO	NO	NO	NO	NO
Financing indicators:

9. Foreign Currency—Financing is primarily denominated in foreign currency, and funds generated by the foreign entity's operations are sufficient to service existing and normally expected debt obligations.

	In dollars/ funds are sufficient to service debt	In dollars/ funds are sufficient to service debt	N/A	YES	YES	YES	YES	Dollars and pesos

10. Parent's Currency—Financing is primarily from the parent or other dollar-denominated obligations, or funds generated by the foreign entity's operations are not sufficient to service existing and normally expected debt obligations without the infusion of additional funds from the parent company. Infusion of additional funds from the parent company for expansion is not a factor, provided funds generated by the foreign entity's expanded operations are expected to be sufficient to service that additional financing.

	Dollar-denominated obligations	Dollar-denominated obligations	NO	NO	NO	NO	Dollar-denominated obligations	N/A
Intercompany transactions and arrangements indicators:

11 Foreign Currency—There is a low volume of intercompany transactions and there is not an extensive interrelationship between the operations of the foreign entity and the parent company. However, the foreign entity's operations may rely on the parent's or affiliates' competitive advantages, such as patents and trademarks.

	YES	YES	YES	YES	YES	YES	YES	N/A

12 Parent's Currency—There is a high volume of intercompany transactions and there is an extensive interrelationship between the operations of the foreign entity and the parent company. Additionally, the parent's currency generally would be the functional currency if the foreign entity is a device or shell corporation for holding investments, obligations, intangible assets, etc., that could readily be carried on the parent's or an affiliate's books.

	NO	NO	NO	NO	NO	NO	NO	N/A
Functional currency conclusion:	PESO	DOLLAR	DOLLAR	EURO	PESO	PESO	DOLLAR	PESO

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